STATEMENT OF INVESTMENTS
Dreyfus Premier Core Value Fund
March 31, 2006 (Unaudited)

Common Stocks--99.5%	Shares	Value ($)
Banking--8.9%		
Bank of America	505,136	23,003,893
Bank of New York	100,800	3,632,832
PNC Financial Services Group	58,000	3,903,980
SunTrust Banks	47,100	3,426,996
Wachovia	221,600	12,420,680
Wells Fargo & Co.	233,900	14,939,193
		61,327,574
Basic Industries--2.0%		
Alcoa	115,800	3,538,848
Dow Chemical	78,500	3,187,100
E I Du Pont de Nemours & Co.	84,195	3,553,871
Rohm & Haas	77,300	3,777,651
		14,057,470
Beverages & Tobacco--2.1%		
Altria Group	205,700	**14,575,902**
Capital Goods--8.0%		
Boeing	46,200	3,600,366
Cooper Industries, Cl. A	39,800	3,458,620
Eaton	49,500	3,612,015
Emerson Electric	58,160	4,863,921
General Electric	363,000	12,625,140
Honeywell International	85,100	3,639,727
Johnson Controls	101,400	7,699,302
Lockheed Martin	48,700	3,658,831
Tyco International	262,400	7,053,312
United Technologies	84,500	4,898,465
		55,109,699
Consumer Non-Durables--4.1%		
Cadbury Schweppes, ADR	160,200	6,408,000
Campbell Soup	144,600	4,685,040
Colgate-Palmolive	182,800	10,437,880
Dean Foods	92,200 a	3,580,126
General Mills	63,680	3,227,302
		28,338,348
Consumer Services--9.2%		
Clear Channel Communications	229,600 a	6,660,696
Comcast, Cl. A	97,500 a	2,550,600
CVS	116,700	3,485,829
Federated Department Stores	49,200	3,591,600
Kohl's	45,700 a	2,422,557
Limited Brands	142,000	3,473,320
McDonald's	281,700	9,679,212
News, Cl. A	394,000	6,544,340
Omnicom Group	96,100	8,000,325
Time Warner	355,100	5,962,129
TJX Cos.	147,100	3,651,022
Walt Disney	261,000	7,279,290
		63,300,920
Energy--13.8%		
Anadarko Petroleum	32,700	3,303,027
Apache	43,500	2,849,685

Chevron	238,400	13,820,048
ConocoPhillips	268,320	16,944,408
Devon Energy	56,800	3,474,456
Exxon Mobil	516,332	31,423,966
Halliburton	72,200	5,272,044
Marathon Oil	138,600	10,557,162
Schlumberger	28,900	3,657,873
Valero Energy	60,200	3,598,756
		94,901,425
Financial Services--24.4%		
ACE	67,500	3,510,675
American International Group	168,293	11,122,484
AON	172,500	7,160,475
Capital One Financial	118,200	9,517,464
Chubb	73,100	6,976,664
Citigroup	533,633	25,208,823
Countrywide Financial	114,300	4,194,810
Freddie Mac	143,100	8,729,100
Genworth Financial, Cl. A	313,195	10,470,109
Goldman Sachs Group	54,160	8,500,954
JPMorgan Chase & Co.	527,400	21,960,936
Merrill Lynch & Co.	185,350	14,598,166
Metlife	68,400	3,308,508
Morgan Stanley	115,700	7,268,274
PMI Group	141,900	6,516,048
Prudential Financial	90,500	6,860,805
St. Paul Travelers Cos.	179,800	7,513,842
Washington Mutual	120,500	5,135,710
		168,553,847
Health Care--7.0%		
Abbott Laboratories	194,600	8,264,662
Boston Scientific	151,800 a	3,498,990
Pfizer	740,400	18,450,768
WellPoint	101,100 a	7,828,173
Wyeth	206,100	9,999,972
		48,042,565
Technology--7.4%		
Accenture, Cl. A	315,600	9,490,092
Automatic Data Processing	162,500	7,423,000
Cisco Systems	318,600 a	6,904,062
Hewlett-Packard	392,100	12,900,090
International Business Machines	96,600	7,966,602
Microsoft	245,500	6,680,055
		51,363,901
Transportation--1.7%		
Union Pacific	123,200	**11,500,720**
Utilities--10.9%		
Alltel	54,095	3,502,651
AT & T	756,100	20,444,944
BellSouth	163,100	5,651,415
Constellation Energy Group	85,900	4,699,589
Edison International	82,000	3,376,760
Entergy	43,200	2,978,208
Exelon	121,465	6,425,499
FPL Group	72,900	2,926,206
NRG Energy	106,100 a,b	4,797,842
PG & E	163,300	6,352,370
Sprint Nextel	147,350	3,807,524

Verizon Communications	201,600	6,866,496
Vodafone Group, ADR	156,000	3,260,400
		75,089,904

Total Common Stocks
   (cost $596,721,819)   **686,162,275**

Investment of Cash Collateral for Securities Loaned--.3%	**Shares**	**Value ($)**
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $2,395,910)	2,395,910 c	**2,395,910**
Total Investments (cost $599,117,729)	**99.8%**	**688,558,185**
Cash and Receivables (Net)	**.2%**	**1,630,071**
Net Assets	**100.0%**	**690,188,256**

ADR - American Depository Receipts

a   Non-income producing security.

b   All or a portion of this security is on loan. At March 31, 2006, the total market value of the fund's security on loan is $2,355,284 and the total market value of the collateral held by the fund is $2,395,910.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Premier Limited Term High Yield Fund

March 31, 2006 (Unaudited)

Bonds and Notes--95.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Advertising--.9%				
RH Donnelley,				
Sr. Sub. Notes	10.88	12/15/12	3,402,000 a	**3,788,977**
Aerospace & Defense--2.4%				
Alliant Techsystems,				
Sr. Sub. Notes	6.75	4/1/16	500,000 b	507,500
Argo-Tech,				
Sr. Notes	9.25	6/1/11	1,470,000	1,558,200
Armor,				
Sr. Sub. Notes	8.25	8/15/13	2,250,000	2,424,375
DRS Technologies,				
Sr. Sub. Notes	6.88	11/1/13	524,000 b	526,620
L-3 Communications,				
Conv. Bonds	3.00	8/1/35	550,000 a	567,875
L-3 Communications,				
Sr. Sub. Notes, Ser. B	6.38	10/15/15	1,410,000	1,395,900
TransDigm,				
Sr. Sub. Notes	8.38	7/15/11	2,500,000	2,625,000
				9,605,470
Agricultural--.2%				
Alliance One International,				
Sr. Notes	11.00	5/15/12	800,000	**772,000**
Airlines--.6%				
Northwest Airlines,				
Pass-Through Ctfs., Ser. 1996-1	7.67	1/2/15	1,573,758	1,523,830
United AirLines,				
Pass-Through Ctfs., Ser. 2000-2	7.81	10/1/09	981,877 c	977,649
				2,501,479
Automotive, Trucks & Parts--2.0%				
Cooper-Standard Automotive,				
Sr. Sub. Notes	8.38	12/15/14	525,000	412,125
Goodyear Tire & Rubber,				
Sr. Notes	9.00	7/1/15	2,565,000	2,616,300
Polypore International,				
Sr. Discount Notes	10.50	10/1/12	2,435,000 d	1,558,400
Tenneco Automotive,				
Secured Notes, Ser. B	10.25	7/15/13	1,200,000	1,338,000
United Components,				
Sr. Sub. Notes	9.38	6/15/13	768,000	744,960
Visteon,				
Sr. Notes	8.25	8/1/10	1,800,000	1,494,000
				8,163,785
Banking--1.3%				
Chevy Chase Bank,				
Sub. Notes	6.88	12/1/13	2,970,000	3,059,100
Colonial Bank of Montgomery				
Alabama, Sub. Notes	6.38	12/1/15	1,100,000	1,106,426
Shinsei Finance Cayman,				
Bonds	6.42	1/1/49	300,000 a,e	295,819
Washington Mutual Preferred				

Funding Delaware, Bonds,				
Ser. A-1	6.53	3/15/49	700,000 a	680,706
				5,142,051
Building & Construction--2.0%				
Asia Aluminum,				
Secured Notes	8.00	12/23/11	601,000 a	570,950
Beazer Homes,				
Sr. Notes	6.88	7/15/15	550,000	525,250
Compression Polymers,				
Sr. Notes	10.50	7/1/13	975,000 a	999,375
Goodman Global,				
Sr. Notes, Ser. B	7.49	6/15/12	1,615,000 e	1,651,337
Goodman Global,				
Sr. Sub. Notes	7.88	12/15/12	524,000	520,070
Nortek,				
Sr. Sub. Notes	8.50	9/1/14	1,573,000 b	1,608,393
Owens Corning,				
Notes	0.00	3/15/09	2,000,000 c	1,600,000
Owens Corning,				
Debs.	0.00	8/1/18	394,000 c	318,155
Texas Industries,				
Sr. Notes	7.25	7/15/13	255,000	263,925
				8,057,455
Chemicals--5.0%				
Airgas,				
Sr. Sub. Notes	6.25	7/15/14	1,100,000	1,089,000
Huntsman International,				
Sr. Notes	9.88	3/1/09	524,000	550,200
Huntsman International,				
Sr. Sub. Notes	10.13	7/1/09	5,389,000	5,550,670
Huntsman International,				
Sr. Notes	11.63	10/15/10	362,000	411,775
Ineos Group,				
Notes	8.50	2/15/16	2,550,000 a,b	2,435,250
Nalco,				
Sr. Sub. Notes	8.88	11/15/13	4,153,000 b	4,339,885
Nova Chemicals,				
Sr. Notes	7.56	11/15/13	1,140,000 e	1,151,400
PQ,				
Sr. Sub. Notes	7.50	2/15/13	325,000 a	313,625
Rhodia,				
Sr. Notes	10.25	6/1/10	2,330,000	2,624,162
Rockwood Specialties,				
Sr. Sub. Notes	10.63	5/15/11	1,098,000	1,210,545
Westlake Chemical,				
Notes	6.63	1/15/16	615,000	611,156
				20,287,668
Commercial & Professional Services--1.5%				
Brickman,				
Sr. Sub. Notes, Ser. B	11.75	12/15/09	1,037,000	1,131,626
Corrections Corp of America,				
Sr. Sub. Notes	6.25	3/15/13	2,850,000	2,817,937
Hertz,				
Sr. Notes	8.88	1/1/14	950,000 a	990,375
Hertz,				
Sr. Sub. Notes	10.50	1/1/16	430,000 a,b	468,700

Williams Scotsman,				
Sr. Notes	8.50	10/1/15	500,000	513,125
				5,921,763
Commercial Mortgage Pass - Through Ctfs.--.3%				
Global Signal Trust,				
Ser. 2006-1, Cl. F,	7.04	2/15/36	1,080,000 a	**1,069,157**
Consumer Products--.8%				
Playtex Products,				
Sr. Sub. Notes	9.38	6/1/11	2,546,000	2,673,300
Rayovac,				
Sr. Sub. Notes	8.50	10/1/13	497,000	462,210
				3,135,510
Diversified Financial Services--7.5%				
BCP Crystal US,				
Sr. Sub. Notes	9.63	6/15/14	2,438,000	2,712,275
C&M Finance,				
Sr. Notes	8.10	2/1/16	325,000 a	325,767
CCM Merger,				
Notes	8.00	8/1/13	630,000 a	630,000
Consolidated Communications				
Illinois/Texas, Sr. Notes	9.75	4/1/12	761,000	810,465
E*Trade Financial,				
Sr. Notes	7.38	9/15/13	320,000	328,000
FINOVA,				
Notes	7.50	11/15/09	1,763,300	595,114
Ford Motor Credit,				
Global Landmark Securities	5.63	10/1/08	945,000	864,683
Ford Motor Credit,				
Notes	5.70	11/16/06	5,120,000 e	5,105,603
Ford Motor Credit,				
Notes	5.79	9/28/07	1,000,000 e	960,192
GMAC,				
Notes	4.38	10/31/07	1,800,000 f	2,099,311
GMAC,				
Notes	5.13	5/9/08	1,340,000	1,261,711
GMAC,				
Sr. Notes	5.38	6/6/11	1,000,000 f	1,113,076
GMAC,				
Debs.	6.13	1/22/08	1,375,000	1,308,064
GMAC,				
Notes	7.75	1/19/10	3,665,000	3,576,289
K&F Acquisition,				
Sr. Sub. Notes	7.75	11/15/14	645,000 b	656,287
Kansas City Southern Railway,				
Sr. Notes	9.50	10/1/08	1,165,000	1,249,463
Nell AF SARL,				
Sr. Notes	8.38	8/15/15	1,250,000 a,b	1,246,875
Noble,				
Sr. Notes	6.63	3/17/15	1,150,000 a	1,018,520
Residential Capital,				
Sr. Notes	6.38	6/30/10	3,230,000	3,256,954
Residential Capital,				
Sr. Notes	6.88	6/30/15	840,000 b	877,209
Stena AB,				
Sr. Notes	7.50	11/1/13	1,001,000	993,493
				30,989,351

Diversified Metals & Mining--2.2%

Consol Energy,				
Notes	7.88	3/1/12	3,553,000	3,775,063
CSN Islands VIII,				
Sr. Notes	10.50	1/15/15	1,577,000 a	1,841,148
Earle M Jorgensen,				
Sr. Secured Notes	9.75	6/1/12	1,320,000	1,432,200
Freeport-McMoRan Copper & Gold,				
Sr. Notes	6.88	2/1/14	500,000	502,500
Gibraltar Industries,				
Sr. Sub. Notes	8.00	12/1/15	670,000 a	680,050
Southern Copper,				
Sr. Notes	6.38	7/27/15	600,000	585,977
				8,816,938

Electric Utilities--7.3%

AES,				
Sr. Sub. Notes	9.38	9/15/10	1,000,000	1,095,000
Allegheny Energy Supply,				
Bonds	8.25	4/15/12	5,190,000 a	5,715,487
FPL Energy National Wind,				
Notes	6.13	3/25/19	2,293,527 a	2,234,328
Mirant Americas Generation,				
Sr. Notes	8.30	5/1/11	1,625,000	1,690,000
Mirant,				
Sr. Notes	7.38	12/31/13	3,915,000 a	4,012,875
Nevada Power,				
First Mortgage	6.50	4/15/12	483,000	494,709
Nevada Power,				
Mortgage, Bonds Ser. A	8.25	6/1/11	1,321,000	1,456,901
Nevada Power,				
Notes, Ser. E	10.88	10/15/09	770,000	834,192
NRG Energy,				
Sr. Notes	7.25	2/1/14	1,050,000	1,069,688
Reliant Energy,				
Sr. Secured, Notes	9.25	7/15/10	5,023,000	5,054,394
Sierra Pacific Power,				
Mortgage Notes	6.25	4/15/12	1,150,000	1,164,717
Sierra Pacific Resources,				
Sr. Notes	8.63	3/15/14	1,910,000 b	2,082,712
TECO Energy,				
Sr. Notes	6.75	5/1/15	400,000	413,000
TXU,				
Sr. Notes	5.55	11/15/14	2,625,000 b	2,468,540
				29,786,543

Environmental Control--1.4%

Allied Waste,				
Sr. Notes, Ser. B	8.50	12/1/08	3,817,000	4,031,706
Allied Waste,				
Sr. Notes, Ser. B	9.25	9/1/12	703,000	761,876
Geo Sub,				
Sr. Notes	11.00	5/15/12	1,090,000	1,079,100
				5,872,682

Food & Beverages--2.3%

Agrilink Foods,				
Sr. Sub. Notes	11.88	11/1/08	257,000	263,425
American Seafoods,				

Sr. Sub. Notes	10.13	4/15/10	1,000,000 b	1,050,630
Del Monte,				
Sr. Sub. Notes	8.63	12/15/12	1,031,000	1,094,148
Dole Foods,				
Sr. Notes	8.63	5/1/09	768,000 b	775,680
Dole Foods,				
Debs.	8.75	7/15/13	780,000	770,250
Dole Foods,				
Sr. Notes	8.88	3/15/11	555,000	552,225
Ingles Markets,				
Sr. Sub. Notes	8.88	12/1/11	400,000	420,000
Smithfield Foods,				
Sr. Notes	7.00	8/1/11	700,000	700,000
Stater Brothers,				
Sr. Notes	8.13	6/15/12	2,970,000	2,981,138
Stater Brothers,				
Sr. Notes	8.41	6/15/10	650,000 e	667,063
				9,274,559
Health Care--3.8%				
Angiotech Pharmaceuticals,				
Sr. Sub. Notes	7.75	4/1/14	275,000 a	279,125
Coventry Health Care,				
Sr. Notes	8.13	2/15/12	175,000	184,625
DaVita,				
Sr. Sub. Notes	7.25	3/15/15	1,450,000 b	1,464,500
Extendicare Health Services,				
Sr. Notes	9.50	7/1/10	658,000	698,303
Fresenius Finance,				
Sr. Notes	5.00	1/31/13	150,000 a,f	182,946
Hanger Orthopedic,				
Sr. Notes	10.38	2/15/09	450,000	457,875
HCA,				
Notes	8.75	9/1/10	3,560,000	3,879,200
Psychiatric Solutions,				
Sr. Sub. Notes	7.75	7/15/15	500,000	511,250
Tenet Healthcare,				
Sr. Notes	9.88	7/1/14	4,317,000	4,392,548
Triad Hospitals,				
Sr. Sub. Notes	7.00	11/15/13	3,340,000 b	3,306,600
				15,356,972
Lodging & Entertainment--8.6%				
AMC Entertainment,				
Sr. Sub. Notes	9.88	2/1/12	1,100,000 b	1,089,000
Cinemark,				
Sr. Discount Notes	9.75	3/15/14	2,500,000 d	1,925,000
Cinemark,				
Sr. Sub. Notes	9.00	2/1/13	90,000	96,075
Gaylord Entertainment,				
Sr. Notes	6.75	11/15/14	975,000 b	955,500
HMH Properties,				
Gtd. Sr. Notes, Ser. B	7.88	8/1/08	312,000	315,900
Isle of Capri Casinos,				
Sr. Sub. Notes	9.00	3/15/12	1,050,000	1,119,563
Leslie's Poolmart,				
Sr. Notes	7.75	2/1/13	850,000	858,500
Mandalay Resort,				

Sr. Notes	6.50	7/31/09	2,024,000	2,031,590
Mashantucket Western Pequot Tribe,				
Bonds	5.91	9/1/21	2,800,000 a	2,689,486
MGM Mirage,				
Notes	8.50	9/15/10	1,988,000	2,137,100
Mohegan Tribal Gaming Authority,				
Sr. Notes	6.13	2/15/13	2,800,000	2,775,500
Mohegan Tribal Gaming Authority,				
Sr. Sub. Notes	6.38	7/15/09	2,048,000	2,048,000
Park Place Entertainment,				
Sr. Sub. Notes	7.88	3/15/10	1,266,000	1,351,455
Park Place Entertainment,				
Sr. Sub. Notes	8.88	9/15/08	5,301,000	5,685,323
Penn National Gaming,				
Sr. Sub. Notes	6.75	3/1/15	640,000	643,200
Resorts International Hotel and				
Casino, First Mortgage	11.50	3/15/09	910,000	1,003,275
Seneca Gaming,				
Sr. Notes, Ser. B	7.25	5/1/12	450,000	456,750
Speedway Motorsports,				
Sr. Sub. Notes	6.75	6/1/13	1,875,000	1,884,375
Station Casinos,				
Sr. Sub. Notes	6.50	2/1/14	1,500,000 b	1,490,625
Turning Stone Casino Resort				
Enterprise, Sr. Notes	9.13	12/15/10	1,644,000 a	1,717,980
Vail Resorts,				
Sr. Sub. Notes	6.75	2/15/14	1,500,000	1,488,750
Wynn Las Vegas Capital,				
First Mortgage Notes	6.63	12/1/14	1,559,000	1,521,974
				35,284,921
Machinery--2.2%				
Case New Holland,				
Sr. Notes	9.25	8/1/11	2,976,000	3,191,760
Columbus McKinnon,				
Sr. Sub. Notes	8.88	11/1/13	605,000	638,275
Douglas Dynamics,				
Sr. Notes	7.75	1/15/12	3,715,000 a	3,622,125
Terex,				
Sr. Sub. Notes	7.38	1/15/14	1,435,000	1,478,050
				8,930,210
Manufacturing--.8%				
Bombardier,				
Notes	6.30	5/1/14	1,500,000 a,b	1,383,750
JB Poindexter & Co,				
Sr. Notes	8.75	3/15/14	2,181,000	1,744,800
				3,128,550
Media--6.9%				
Adelphia Communications,				
Sr. Notes, Ser. B	7.75	1/15/09	1,921,000 c	1,142,995
Charter Communications,				
Sr. Notes	8.75	11/15/13	2,345,000	2,292,238
CSC Holdings,				
Sr. Notes	7.63	4/1/11	2,000,000	2,020,000
CSC Holdings,				
Sr. Notes	7.88	12/15/07	1,977,000 b	2,021,482
CSC Holdings,				

Sr. Notes, Ser. B	8.13	7/15/09	750,000 b	779,063
Dex Media East Finance,				
Sr. Sub. Notes, Ser. B	9.88	11/15/09	2,908,000	3,118,830
Dex Media East Finance,				
Sr. Sub. Notes, Ser. B	12.13	11/15/12	2,323,000	2,665,642
Dex Media West Finance,				
Sr. Sub. Notes, Ser. B	9.88	8/15/13	2,879,000	3,199,288
Entercom Radio Capital,				
Sr. Sub. Notes	7.63	3/1/14	460,000	471,500
Kabel Deutschland,				
Sr. Notes	10.63	7/1/14	1,570,000 a	1,683,825
LBI Media,				
Sr. Discount Notes	10.00	10/15/13	1,492,000 d	1,119,000
LBI Media,				
Sr. Sub. Notes	10.13	7/15/12	1,500,000	1,612,500
Lodgenet Entertainment,				
Sr. Sub. Debs.	9.50	6/15/13	548,000	594,580
Nexstar Finance,				
Sr. Discount Notes	11.38	4/1/13	2,571,000 d	2,121,075
Pegasus Communications,				
Sr. Sub. Notes, Ser. B	0.00	8/1/07	1,929,853 c	192,985
Radio One,				
Sr. Sub. Notes, Ser. B	8.88	7/1/11	250,000	263,750
Salem Communications,				
Sr. Sub. Notes, Ser. B	9.00	7/1/11	2,605,000	2,741,763
				28,040,516
Oil & Gas--10.9%				
ANR Pipeline,				
Notes	8.88	3/15/10	2,540,000	2,714,625
Colorado Interstate Gas,				
Sr. Notes	5.95	3/15/15	540,000	520,932
Dynegy,				
Sr. Notes	8.38	5/1/16	1,875,000 a	1,875,000
Dynegy,				
Secured Notes	9.88	7/15/10	5,109,000 a	5,625,417
Dynegy,				
Secured Notes	10.13	7/15/13	1,794,000 a	2,057,628
El Paso Production,				
Sr. Notes	7.75	6/1/13	2,040,000	2,124,150
El Paso,				
Notes	7.63	9/1/08	4,733,000 a	4,851,325
El Paso,				
Notes	7.75	6/15/10	2,731,000 a	2,829,999
Hanover Compressor,				
Sr. Notes	8.63	12/15/10	1,000,000	1,053,750
Hanover Compressor,				
Sr. Notes	9.00	6/1/14	1,632,000	1,762,560
Hanover Equipment Trust,				
Sr. Secured Notes, Ser. A	8.50	9/1/08	2,745,000 b	2,820,488
Hanover Equipment Trust,				
Sr. Secured Notes, Ser. B	8.75	9/1/11	15,000	15,769
McMoRan Exploration,				
Sr. Notes	5.25	10/6/11	1,036,000 a	1,210,825
Northwest Pipeline,				
Sr. Notes	8.13	3/1/10	2,575,000	2,729,500
Pogo Producing,				

Sr. Sub. Notes	6.63	3/15/15	2,150,000	2,128,500
Southern Natural Gas,				
Notes	8.88	3/15/10	2,057,000	2,198,419
Whiting Petroleum,				
Sr. Sub. Notes	7.25	5/1/13	2,000,000	2,005,000
Williams Cos.,				
Notes	6.99	10/1/10	2,375,000 a,b,e	2,437,344
Williams Cos.,				
Notes	7.13	9/1/11	250,000	258,438
Williams Cos.,				
Notes	7.63	7/15/19	975,000	1,043,250
Williams Cos.,				
Notes	7.88	9/1/21	2,070,000	2,235,600
				44,498,519
Packaging & Containers--6.4%				
Berry Plastics,				
Sr. Sub. Notes	10.75	7/15/12	915,000 b	1,011,075
Crown Americas Capital,				
Sr. Notes	7.63	11/15/13	6,715,000 a	6,983,600
Crown Americas Capital,				
Sr. Notes	7.75	11/15/15	3,835,000 a	3,997,988
Norampac,				
Sr. Notes	6.75	6/1/13	975,000	933,563
Owens-Brockway,				
Sr. Notes	6.75	12/1/14	519,000 b	509,918
Owens-Brockway,				
Sr. Secured Notes	7.75	5/15/11	1,025,000	1,073,688
Owens-Brockway,				
Sr. Notes	8.25	5/15/13	515,000 b	540,750
Owens-Brockway,				
Sr. Secured Notes	8.75	11/15/12	1,156,000	1,242,700
Owens-Brockway,				
Sr. Secured Notes	8.88	2/15/09	935,000	978,243
Owens-Illinois,				
Debs.	7.80	5/15/18	2,000,000	1,995,000
Plastipak,				
Sr. Notes	8.50	12/15/15	2,200,000 a	2,255,000
Solo Cup,				
Sr. Sub. Notes	8.50	2/15/14	1,525,000	1,441,125
Stone Containers,				
Sr. Notes	9.75	2/1/11	2,761,000 b	2,850,733
				25,813,383
Paper & Forest Products--1.5%				
Appleton Papers,				
Sr. Sub. Notes	9.75	6/15/14	3,104,000 b	3,096,240
Buckeye Technologies,				
Sr. Notes	8.50	10/1/13	1,255,000	1,270,688
Georgia-Pacific,				
Sr. Notes	8.00	1/15/24	725,000	734,969
Temple-Inland,				
Bonds	6.63	1/15/18	865,000	884,796
				5,986,693
Property-Casualty Insurance--.4%				
Hanover Insurance,				
Sr. Debs.	7.63	10/15/25	1,500,000	**1,523,127**
Real Estate Investment Trusts--1.6%				

BF Saul,				
Sr. Secured Notes	7.50	3/1/14	2,300,000	2,369,000
CB Richard Ellis Services,				
Sr. Sub. Notes	11.25	6/15/11	1,500,000	1,608,750
Host Marriott,				
Sr. Notes, Ser. M	7.00	8/15/12	2,500,000	2,565,625
				6,543,375
Retail--1.8%				
Amerigas Partners,				
Sr. Notes	7.25	5/20/15	1,245,000	1,251,225
Central European Distributor,				
Sr. Secured Bonds	8.00	7/25/12	625,000 a,f	831,929
JC Penney,				
Sr. Notes	8.00	3/1/10	1,706,000	1,845,175
Neiman-Marcus,				
Sr. Notes	9.00	10/15/15	365,000 a	387,812
Rite Aid,				
Sr. Secured Notes	8.13	5/1/10	1,180,000	1,210,975
Rite Aid,				
Sr. Secured Notes	12.50	9/15/06	1,025,000	1,060,875
VICORP Restaurants,				
Sr. Notes	10.50	4/15/11	955,000	895,313
				7,483,304
State/Territory General Obligation--.5%				
Erie County Tobacco Asset				
Securitization, Asset-Backed				
Bonds, Ser. E	6.00	6/1/28	700,000	686,490
Tobacco Settlement Authority of				
Iowa, Asset-Backed Bonds,				
Ser. A	6.50	6/1/23	1,445,000	1,419,221
				2,105,711
Structured Index--.8%				
AB Svensk Exportkredit,				
GSNE-ER Indexed Notes	0.00	2/5/07	3,045,000 a,g	**3,067,837**
Technology--2.2%				
Dresser,				
Sr. Sub. Notes	9.38	4/15/11	2,088,000	2,192,400
Fisher Scientific International,				
Sr. Sub. Notes	6.13	7/1/15	1,275,000	1,251,094
Freescale Semiconductor,				
Sr. Notes	6.88	7/15/11	3,815,000	3,919,913
Imax,				
Sr. Notes	9.63	12/1/10	1,002,000	1,067,130
Sungard Data Systems,				
Sr. Notes	9.43	8/15/13	300,000 a,e	318,000
				8,748,537
Telecommunications--6.6%				
American Tower,				
Sr. Notes	7.13	10/15/12	1,561,000	1,631,245
American Towers,				
Sr. Sub. Notes	7.25	12/1/11	606,000	634,785
Hawaiian Telcom Communications,				
Sr. Notes	9.95	5/1/13	1,125,000 a,b,e	1,130,625
Innova S de RL,				
Notes	9.38	9/19/13	2,035,000	2,289,375
Intelsat Subsidiary Holding,				

Sr. Notes	8.25	1/15/13	1,610,000	1,646,225
Intelsat Subsidiary Holding,				
Notes	9.61	1/15/12	1,475,000 e	1,506,344
Nextel Communications,				
Sr. Notes, Ser. D	7.38	8/1/15	2,000,000	2,099,010
Pegasus Satellite Communications,				
Sr. Notes	0.00	8/1/06	429,113 c	42,911
Qwest Communications International, Sr. Notes, Ser. B	7.50	2/15/14	2,935,000	3,037,725
Qwest,				
Bank Note, Ser. B	6.95	6/30/10	375,000 e	381,094
Qwest,				
Bank Note, Ser. B	6.95	6/30/10	676,000 e	686,985
Qwest,				
Sr. Notes	7.88	9/1/11	440,000	471,900
Qwest,				
Sr. Notes	8.16	6/15/13	710,000 e	784,550
Qwest,				
Bank Note, Ser. A	8.53	6/30/07	1,290,800 e	1,321,456
Rural Cellular,				
Sr. Notes	9.88	2/1/10	600,000	643,500
SBA Telecommunications,				
Sr. Discount Notes	9.75	12/15/11	3,887,000 d	3,731,520
UbiquiTel Operating,				
Sr. Notes	9.88	3/1/11	1,560,000	1,712,100
US Unwired,				
Sr. Secured Notes, Ser. B	10.00	6/15/12	2,149,000	2,420,311
Wind Acquisition Finance,				
Sr. Bonds	10.75	12/1/15	500,000 a	542,500
				26,714,161
Textiles & Apparel--1.1%				
INVISTA,				
Notes	9.25	5/1/12	3,710,000 a	3,988,250
Levi Strauss & Co.,				
Sr. Notes	12.25	12/15/12	353,000	402,861
				4,391,111
Transportation--2.1%				
CHC Helicopter,				
Sr. Sub. Notes	7.38	5/1/14	1,405,000	1,440,125
Greenbrier Cos.,				
Sr. Notes	8.38	5/15/15	1,500,000	1,578,750
Gulfmark Offshore,				
Sr. Sub. Notes	7.75	7/15/14	2,113,000 b	2,165,825
TFM, S.A. de C.V.,				
Sr. Notes	10.25	6/15/07	3,245,000	3,407,249
				8,591,949
Total Bonds and Notes				
(cost $387,569,586)				**389,394,264**

Preferred Stocks--2.1%	**Shares**	**Value ($)**
Banking--1.2%		
Sovereign Capital Trust IV,		
Conv., $2.1875	108,900	**4,968,563**
Media--.9%		
Paxson Communications,		

Cum. Conv., $975	305 a	2,145,435
Spanish Broadcasting System		
(Units) Cum. Conv., Ser. B	1,482	1,604,281
		3,749,716
Total Preferred Stocks		
(cost $9,755,322)		**8,718,279**

Common Stocks--.5%	**Shares**	**Value ($)**
Chemicals--.0%		
Huntsman	10,294 h	**198,674**
Electric Utilities--.3%		
Mirant	45,607 h	**1,140,166**
Entertainment--.0%		
Trump Entertainment Resorts	0 h	**6**
Pipelines--.2%		
Williams Cos.	35,807	**765,912**
Telecommunications--.0%		
iPCS	527 h	**24,769**
Total Common Stocks		
(cost $2,333,349)		**2,129,527**

Other Investment--.4%	**Shares**	**Value ($)**
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $1,654,000)	1,654,000 i	**1,654,000**

Investment of Cash Collateral for		
Securities Loaned--7.4%	**Shares**	**Value ($)**
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $29,968,690)	29,968,690 i	**29,968,690**

Total Investments (cost $431,280,947)	**106.3%**	**431,864,760**
Liabilities, Less Cash and Receivables	**(6.3%)**	**(25,664,449)**
Net Assets	**100.0%**	**406,200,311**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2006, these securities amounted to $87,981,610 or 21.7% of net assets.

b   All or a portion of these securities are on loan. At March 31, 2006, the total market value of the fund's securities on loan is $28,900,368 and the total market value of the collateral held by the fund is $29,968,690.

c   Non-income producing--security in default.

d   Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.

e   Variable rate security--interest rate subject to periodic change.

f   Principal amount stated in U.S. Dollars unless otherwise noted. EUR-Euro

g   Security linked to Goldman Sachs Non-Energy--Excess Return Index.

h   Non-income producing.

i   Investments in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Premier Managed Income Fund

March 31, 2006 (Unaudited)

Bonds and Notes--135.8%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Advertising--.1%				
Lamar Media,				
Sr. Sub. Notes	7.25	1/1/13	30,000	**30,900**
Aerospace & Defense--.1%				
L-3 Communications,				
Conv. Bonds	3.00	8/1/35	45,000 a	**46,463**
Agricultural--1.0%				
Altria,				
Notes	7.00	11/4/13	125,000	134,588
Philip Morris Capital,				
Bonds	4.00	5/31/06	460,000 b	353,871
				488,459
Asset-Backed Ctfs./Automobile Receivables--2.5%				
BMW Vehicle Owner Trust,				
Ser. 2004-A, Cl. A4	3.32	2/25/09	145,000	142,018
Capital One Prime Auto Receivables				
Trust, Ser. 2006-1, Cl. A1	4.87	3/15/07	170,000	170,020
Ford Credit Auto Owner Trust,				
Ser. 2004-A, Cl. C	4.19	7/15/09	50,000	49,073
Ford Credit Auto Owner Trust,				
Ser. 2005-B, Cl. B	4.64	4/15/10	125,000	122,907
Hyundai Auto Receivables Trust,				
Ser. 2004-A, Cl. C	3.36	8/15/11	70,000	68,650
Hyundai Auto Receivables Trust,				
Ser. 2006-A, Cl. A2	5.13	2/16/09	150,000	149,868
MMCA Automobile Trust,				
Ser. 2002-1, Cl. B	5.37	1/15/10	81,639	81,443
WFS Financial Owner Trust,				
Ser. 2004-4, Cl. B	3.13	5/17/12	132,931	129,946
WFS Financial Owner Trust,				
Ser. 2004-3, Cl. B	3.51	2/17/12	124,454	121,527
WFS Financial Owner Trust,				
Ser. 2005-2, Cl. B	4.57	11/19/12	170,000	167,144
Whole Auto Loan Trust,				
Ser. 2004-1, Cl. D	5.60	3/15/11	27,102 a	26,993
				1,229,589
Asset-Backed Ctfs./Credit Cards--.5%				
Capital One Multi-Asset Execution				
Trust, Ser. 2004-C1, Cl. C1	3.40	11/16/09	230,000	**226,529**
Asset-Backed Ctfs./Home Equity Loans--3.5%				
Accredited Mortgage Loan Trust,				
Ser. 2006-1, Cl. A1	4.88	4/25/36	225,000 c	225,000
Ameriquest Mortgage Securities,				
Ser. 2003-8, Cl. AF3	4.37	10/25/33	67,430	67,204
Citigroup Mortgage Loan Trust,				

Ser. 2005-HE1, Cl. A3A	4.91	5/25/35	40,006 c	40,010
First NLC Trust,				
Ser. 2005-3, Cl. AV2	5.05	12/25/35	325,000 c	325,200
Fremont Home Loan Trust,				
Ser. 2005-1, Cl. 2A1	4.92	6/25/35	1,096 c	1,097
Home Equity Asset Trust,				
Ser. 2005-8, Cl. M4	5.40	2/25/36	125,000 c	125,339
Home Equity Asset Trust,				
Ser. 2005-8, Cl. M5	5.43	2/25/36	165,000 c	165,386
Morgan Stanley ABS Capital I,				
Ser. 2005-WMC3, Cl. A2A	4.91	3/25/35	39,472 c	39,492
Option One Mortgage Loan Trust,				
Ser. 2005-4, Cl. M1	5.26	11/25/35	255,000 c	255,884
Residential Asset Securities,				
Ser. 2005-EMX1, Cl. AI1	4.92	3/25/35	47,926 c	47,964
Residential Asset Securities,				
Ser. 2004-KS10, Cl. AI1	4.99	10/25/13	15,977 c	15,988
Residential Asset Securities,				
Ser. 2005-EMX3, Cl. M1	5.25	9/25/35	145,000 c	145,483
Residential Asset Securities,				
Ser. 2005-EMX3, Cl. M2	5.27	9/25/35	160,000 c	160,513
Residential Asset Securities,				
Ser. 2001-KS3, Cl. MII1	5.37	9/25/31	114,053 c	114,145
				1,728,705
Asset-Backed Ctfs./Manufactured Housing--.8%				
Green Tree Financial,				
Ser. 1994-7, Cl. M1	9.25	3/15/20	91,898	95,743
Origen Manufactured Housing,				
Ser. 2004-B, Cl. A1	2.87	6/15/13	21,421	21,239
Origen Manufactured Housing,				
Ser. 2004-B, Cl. A2	3.79	12/15/17	65,000	62,945
Origen Manufactured Housing,				
Ser. 2005-B, Cl. A2	5.25	12/15/18	115,000	114,067
Vanderbilt Mortgage Finance,				
Ser. 1999-A, Cl. 1A6	6.75	3/7/29	80,000	81,876
				375,870
Asset-Backed Ctfs./Other--5.9%				
Asset-Backed Funding Ctfs.,				
Ser. 2005-WMC1, Cl. M2	5.27	6/25/35	255,000 c	255,719
Countrywide Asset-Backed Ctfs.,				
Ser. 2006-1, Cl. AF1	4.95	7/25/36	220,743 c	220,834
Credit-Based Asset Servicing and				
Securitization, Ser. 2005-CB4,				
Cl. AV1	4.92	8/25/35	67,859 c	67,901
Credit-Based Asset Servicing and				
Securitization, Ser. 2006-CB1,				
Cl. AF1	5.46	1/25/36	193,192	192,483
Credit-Based Asset Servicing and				
Securitization, Ser. 2005-CB8,				
Cl. AF5	5.65	12/25/35	235,000	230,347
Credit-Based Asset Servicing and				
Securitization, Ser. 2006-CB2,				

Cl. AF1	5.72	12/25/36	99,170	98,873
First Franklin Mortgage Loan				
Asset-Backed Ctfs.,				
Ser. 2005-FFH3, Cl. 2A1	4.95	9/25/35	159,673 c	159,794
Merrill Lynch Mortgage Investors,				
Ser. 2005-WMC2, Cl. A2A	4.91	4/25/36	23,886 c	23,888
Merrill Lynch Mortgage Investors,				
Ser. 2005-WMC1, Cl. A2A	4.92	9/25/35	9,061 c	9,067
Morgan Stanley ABS Capital I,				
Ser. 2005-WMC6, Cl. A2A	4.93	7/25/35	148,068 c	148,182
Ownit Mortgage Loan Asset-Backed				
Ctfs., Ser. 2006-2, Cl. A2A	4.90	1/25/37	439,585 c	439,856
Ownit Mortgage Loan Asset-Backed				
Ctfs., Ser. 2006-1, Cl. AF1	5.42	12/25/36	227,275	226,169
Park Place Securities,				
Ser. 2005-WHQ2, Cl. A2A	4.92	5/25/35	49,992 c	50,027
Popular ABS Mortgage Pass-Through				
Trust, Ser. 2005-6, Cl. M1	5.91	1/25/36	145,000	143,764
Renaissance Home Equity Loan				
Trust, Ser. 2006-1, Cl. AF2	5.53	5/25/36	225,000	224,648
Residential Asset Mortgage				
Products, Ser. 2004-RS12,				
Cl. AI6	4.55	12/25/34	145,000	139,338
Residential Asset Mortgage				
Products, Ser. 2005-RS2,				
Cl. AII1	4.93	2/25/35	56,379 c	56,428
Residential Asset Mortgage				
Products, Ser. 2005-RS2, Cl. M2	5.30	2/25/35	140,000 c	141,704
Residential Asset Mortgage				
Products, Ser. 2005-RS2, Cl. M3	5.37	2/25/35	45,000 c	45,647
				2,874,669
Auto Manufacturing--1.0%				
DaimlerChrysler,				
Notes	4.88	6/15/10	65,000	62,702
DaimlerChrysler,				
Notes, Ser. E	5.21	10/31/08	250,000 c	251,131
DaimlerChrysler,				
Notes	5.33	3/13/09	135,000 c	135,133
General Motors,				
Discount Debs.	7.75	3/15/36	180,000 d	48,600
				497,566
Banking--6.5%				
Chevy Chase Bank,				
Sub. Notes	6.88	12/1/13	145,000	149,350
Chuo Mitsui Trust & Banking,				
Sub. Notes	5.51	12/29/49	200,000 a,c	190,146
City National of Beverly Hills				
California, Sr. Notes	5.13	2/15/13	50,000	48,846
Colonial Bank of Montgomery				
Alabama, Sub. Notes	6.38	12/1/15	250,000	251,461
Industrial Bank of Korea,				
Sub. Notes	4.00	5/19/14	235,000 a,c	222,769

National Westminster Bank of				
United Kingdom, Sub. Notes	7.38	10/1/09	320,000	341,258
NB Capital Trust IV,				
Capital Securities	8.25	4/15/27	180,000	191,299
Popular,				
Notes, Ser. F	5.24	12/12/07	125,000 c	125,087
Sovereign Bancorp,				
Sr. Notes	5.10	3/1/09	195,000 a,c	195,258
USB Capital IX,				
Bonds	6.19	3/29/49	100,000 c,e	99,224
Washington Mutual,				
Sub. Notes	4.63	4/1/14	265,000	242,689
Washington Mutual Preferred				
Funding Delaware, Bonds,				
Ser. A-1	6.53	3/29/49	100,000 a,c	97,244
Wells Fargo Capital,				
Capital Securities, Ser. B	7.95	12/1/26	300,000 a	315,505
Western Financial Bank,				
Sub. Debs.	9.63	5/15/12	165,000	186,037
Zions Bancorporation,				
Sr. Notes	2.70	5/1/06	255,000	254,541
Zions Bancorporation,				
Sub. Notes	6.00	9/15/15	240,000	243,321
				3,154,035
Building & Construction--1.1%				
American Standard,				
Sr. Notes	7.38	2/1/08	145,000	149,262
Centex,				
Notes	4.75	1/15/08	65,000	64,116
D.R. Horton,				
Sr. Notes	5.88	7/1/13	120,000	114,900
D.R. Horton,				
Sr. Notes	8.00	2/1/09	95,000	100,615
Schuler Homes,				
Sr. Sub. Notes	10.50	7/15/11	115,000	122,762
				551,655
Chemicals--1.6%				
ICI Wilmington,				
Notes	4.38	12/1/08	30,000	28,942
ICI Wilmington,				
Notes	5.63	12/1/13	115,000	111,495
ICI Wilmington,				
Notes	7.05	9/15/07	70,000	71,233
International Flavors &				
Fragrances, Notes	6.45	5/15/06	240,000	240,272
Lubrizol,				
Sr. Debs.	6.50	10/1/34	70,000	69,327
RPM International,				
Sr. Notes	4.45	10/15/09	125,000	119,320
RPM International,				
Bonds	6.25	12/15/13	145,000	143,869
				784,458

Commercial & Professional Services--.9%

Aramark Services,				
Sr. Notes	7.00	5/1/07	250,000	253,200
Erac USA Finance,				
Notes	7.95	12/15/09	100,000 a	107,785
R.R. Donnelley & Sons,				
Notes	5.00	11/15/06	70,000	69,622
				430,607

Commercial Mortgage Pass-Through Ctfs.--5.6%

Bayview Commercial Asset Trust,				
Ser. 2005-3A, Cl. A2	5.22	11/25/35	185,639 a,c	185,639
Bayview Commercial Asset Trust,				
Ser. 2005-4A, Cl. M5	5.47	1/25/36	98,991 a,c	98,991
Bayview Commercial Asset Trust,				
Ser. 2005-3A, Cl. B1	5.92	11/25/35	97,705 a,c	97,946
Bayview Commercial Asset Trust,				
Ser. 2005-3A, Cl. B3	7.82	11/25/35	97,705 a,c	99,980
Bear Stearns Commercial Mortgage				
Securities, Ser. 2003-T12,				
Cl. A3	4.24	8/13/39	295,000	281,267
Bear Stearns Commercial Mortgage				
Securities, Ser. 2005-T18,				
Cl. A2	4.56	2/13/42	125,000	121,618
Bear Stearns Commercial Mortgage				
Securities, Ser. 2004-PWR5,				
Cl. A3	4.57	7/11/42	120,000	115,123
Calwest Industrial Trust,				
Ser. 2002-CALW, Cl. A	6.13	2/15/17	130,000 a	134,599
Chase Commercial Mortgage				
Securities, Ser. 1997-2, Cl. C	6.60	12/19/29	40,000	40,707
Crown Castle Towers,				
Ser. 2005-1A, Cl. D	5.61	6/15/35	115,000 a	111,945
DLJ Commercial Mortgage,				
Ser. 1998-CF2, Cl. A1B	6.24	11/12/31	120,000	122,423
Global Signal Trust,				
Ser. 2006-1, Cl. D	6.05	2/15/36	160,000 a	159,291
Global Signal Trust,				
Ser. 2006-1, Cl. E	6.50	2/15/36	35,000 a	34,918
J.P. Morgan Commercial Mortgage				
Finance, Ser. 1997-C5, Cl. B	7.16	9/15/29	105,000	107,101
Mach One Trust Commercial				
Mortgage-Backed, Ser. 2004-1A,				
Cl. A1	3.89	5/28/40	121,775 a	118,632
Morgan Stanley Capital I,				
Ser. 2001-PPM, Cl. A3	6.54	2/15/31	179,783	184,072
Morgan Stanley Capital I,				
Ser. 1999-RM1, Cl. A2	6.71	12/15/31	173,124	177,845
Morgan Stanley Capital I,				
Ser. 1999-CAM1, Cl. A4	7.02	3/15/32	70,000	72,800
Washington Mutual Asset				
Securities, Ser. 2003-C1A,				
Cl. A	3.83	1/25/35	510,680 a	488,443

				2,753,340
Consumer Products--.0%				
Scotts Miracle-Gro,				
Sr. Sub. Notes	6.63	11/15/13	20,000	**20,200**
Diversified Financial Services--9.0%				
Amvescap,				
Notes	5.38	2/27/13	135,000	130,446
Amvescap,				
Notes	5.38	12/15/14	185,000	177,353
Amvescap,				
Sr. Notes	5.90	1/15/07	225,000	225,865
CIT,				
Sr. Notes	4.90	8/15/08	185,000 c,e	185,316
Fondo LatinoAmericano de Reservas,				
Notes	3.00	8/1/06	115,000 a	114,217
Ford Motor Credit,				
Notes	5.79	9/28/07	190,000 c	182,436
Ford Motor Credit,				
Notes	6.50	1/25/07	89,000 e	88,676
Ford Motor Credit,				
Sr. Notes	7.20	6/15/07	121,000	119,442
Glencore Funding,				
Notes	6.00	4/15/14	305,000 a	290,812
GMAC,				
Notes	5.50	1/16/07	265,000 c,e	260,858
HSBC Finance,				
Sr. Notes	5.26	9/14/12	280,000 c	280,964
ILFC E-Capital Trust I,				
Bonds	5.90	12/21/65	200,000 a,c	194,300
Jefferies,				
Sr. Notes, Ser. B	7.50	8/15/07	70,000	71,682
Jefferies,				
Sr. Notes	7.75	3/15/12	55,000	60,032
Leucadia National,				
Sr. Notes	7.00	8/15/13	115,000	115,862
MBNA Capital,				
Capital Securities, Ser. A	8.28	12/1/26	80,000	84,450
Mizuho JGB Investment,				
Bonds, Ser. A	9.87	12/29/49	100,000 a,c	108,623
MUFG Capital Finance Tier 1,				
Sr. Sub. Notes	6.35	3/15/49	215,000 a,c	212,341
NiSource Capital Markets,				
Notes	7.86	3/27/17	75,000	83,429
Pemex Finance,				
Bonds, Ser. 1999-2, Cl. A1	9.69	8/15/09	210,000	225,463
Residential Capital,				
Sr. Notes	6.34	6/29/07	195,000 c	196,521
Residential Capital,				
Sr. Notes	6.38	6/30/10	195,000	196,627
SB Treasury,				
Bonds, Ser. A	9.40	12/29/49	280,000 a,c	301,420
St. George Funding,				

Bonds	8.49	12/29/49	225,000 a	236,522
Tokai Preferred Capital,				
Bonds, Ser. A	9.98	12/29/49	220,000 a,c	239,375
				4,383,032
Diversified Metals & Mining--1.0%				
Falconbridge,				
Bonds	5.38	6/1/15	25,000	23,445
Falconbridge,				
Notes	6.00	10/15/15	150,000	147,050
Falconbridge,				
Debs.	7.35	11/1/06	190,000	191,994
Ispat Inland,				
Secured Notes	9.75	4/1/14	10,000	11,329
Southern Copper,				
Sr. Notes	7.50	7/27/35	125,000	121,947
				495,765
Electric Utilities--5.2%				
Cogentrix Energy,				
Sr. Notes	8.75	10/15/08	125,000 a	136,131
Consumers Energy,				
First Mortgage Bonds, Ser. F	4.00	5/15/10	155,000	145,775
Consumers Energy,				
First Mortgage Bonds, Ser. B	5.38	4/15/13	115,000	112,358
Dominion Resources,				
Sr. Notes, Ser. G	3.66	11/15/06	95,000 c	94,028
Dominion Resources,				
Sr. Notes, Ser. D	5.26	9/28/07	255,000 c	255,327
FirstEnergy,				
Sr. Notes, Ser. B	6.45	11/15/11	235,000	243,448
FPL Energy National Wind,				
Secured Notes	5.61	3/10/24	95,038 a	91,535
FPL Group Capital,				
Debs., Ser. B	5.55	2/16/08	200,000	200,440
Illinois Power,				
First Mortgage Bonds	7.50	6/15/09	115,000	121,297
IPALCO Enterprises,				
Sr. Secured Notes	8.63	11/14/11	75,000 c	82,312
Mirant,				
Sr. Notes	7.38	12/31/13	55,000 a	56,375
Nevada Power,				
Mortgage Notes, Ser. L	5.88	1/15/15	50,000	49,316
Nevada Power,				
Mortgage Notes	5.95	3/15/16	50,000 a	49,468
Niagara Mohawk Power,				
Sr. Notes, Ser. G	7.75	10/1/08	35,000	36,808
NiSource Finance,				
Sr. Notes	5.34	11/23/09	275,000 c	276,157
PPL Capital Funding Trust I,				
Sub. Notes	7.29	5/18/06	220,000	220,528
TXU,				
Sr. Notes, Ser. O	4.80	11/15/09	145,000	140,028
TXU,				

Sr. Notes, Ser. J	6.38	6/15/06	125,000	125,853
TXU,				
Notes, Ser. C	6.38	1/1/08	65,000	65,924
Virginia Electric & Power,				
Sr. Notes, Ser. A	5.38	2/1/07	35,000	34,957
				2,538,065
Environmental Control--.4%				
Oakmont Asset Trust,				
Notes	4.51	12/22/08	105,000 a	101,786
Waste Management,				
Sr. Notes	7.00	7/15/28	75,000	80,526
Waste Management,				
Sr. Notes	7.38	5/15/29	30,000	33,757
				216,069
Food & Beverages--1.4%				
Bavaria,				
Sr. Notes	8.88	11/1/10	240,000 a	260,400
H.J. Heinz,				
Notes	6.43	12/1/20	150,000 a	152,742
Safeway,				
Sr. Notes	4.13	11/1/08	85,000	82,106
Stater Brothers,				
Sr. Notes	8.13	6/15/12	100,000 e	100,375
Tyson Foods,				
Sr. Notes	6.60	4/1/16	80,000	79,159
				674,782
Foreign Government--2.3%				
Argentina Bonos,				
Bonds	4.89	8/3/12	305,000 c	250,863
Banco Nacional de Desenvolvimento				
Economico e Social, Notes	5.73	6/16/08	170,000 c	166,005
Brazilian Government International Bond,				
Bonds	12.50	1/5/16	415,000 b,e	194,172
El Salvador Government				
International Bond, Notes	8.50	7/25/11	60,000 a	67,050
Export-Import Bank of Korea,				
Sr. Notes	4.50	8/12/09	100,000	97,219
Mexican Bonos,				
Bonds, Ser. M	9.00	12/22/11	1,500,000 b	141,589
Peru Government International Bond,				
Bonds	8.38	5/3/16	175,000	190,750
				1,107,648
Health Care--1.2%				
Baxter International,				
Sr. Notes	5.20	2/16/08	140,000	139,500
Coventry Health Care,				
Sr. Notes	5.88	1/15/12	80,000	79,600
HCA,				
Bonds	6.50	2/15/16	135,000	132,200
HCA,				
Sr. Notes	7.13	6/1/06	100,000	100,744
Medco Health Solutions,				

Sr. Notes	7.25	8/15/13	60,000	64,695
Teva Pharmaceutical Finance,				
Bonds	6.15	2/1/36	85,000	80,379
				597,118

Lodging & Entertainment--1.1%

Caesars Entertainment,				
Sr. Notes	8.50	11/15/06	50,000	50,833
Carnival,				
Notes	7.30	6/1/07	120,000	122,375
Harrah's Operating,				
Notes	7.13	6/1/07	45,000	45,775
MGM Mirage,				
Sr. Notes	6.00	10/1/09	90,000	89,100
Mohegan Tribal Gaming Authority,				
Sr. Notes	6.13	2/15/13	20,000	19,825
Mohegan Tribal Gaming Authority,				
Sr. Sub. Notes	7.13	8/15/14	60,000	60,750
Speedway Motorsports,				
Sr. Sub. Notes	6.75	6/1/13	70,000	70,350
Turning Stone Casino Resort				
Enterprise, Sr. Notes	9.13	12/15/10	80,000 a	83,600
				542,608

Machinery--.2%

Terex,				
Sr. Sub. Notes	7.38	1/15/14	80,000	**82,400**

Manufacturing--.6%

Bombardier,				
Notes	6.30	5/1/14	200,000 a,e	184,500
Tyco International,				
Notes	6.88	1/15/29	115,000	120,425
				304,925

Media--1.8%

Clear Channel Communications,				
Notes	4.25	5/15/09	265,000	252,505
DirecTV Holdings/Financing,				
Sr. Notes	8.38	3/15/13	33,000 e	35,392
Liberty Media,				
Sr. Notes	6.41	9/17/06	250,000 c	251,335
Media General,				
Notes	6.95	9/1/06	195,000	195,708
Univision Communications,				
Sr. Notes	2.88	10/15/06	145,000	143,151
				878,091

Oil & Gas--2.5%

ANR Pipeline,				
Sr. Notes	7.00	6/1/25	50,000	49,973
Colorado Interstate Gas,				
Sr. Notes	5.95	3/15/15	70,000	67,528
El Paso Natural Gas,				
Sr. Notes, Ser. A	7.63	8/1/10	130,000	136,175
Enterprise Products Operating,				

Sr. Notes, Ser. B	4.00	10/15/07	40,000	39,146
Enterprise Products Operating,				
Sr. Notes, Ser. B	4.63	10/15/09	255,000	246,622
Northwest Pipeline,				
Debs.	6.63	12/1/07	210,000	213,150
ONEOK,				
Sr. Notes	5.51	2/16/08	175,000	174,808
Pemex Project Funding Master				
Trust, Notes	7.38	12/15/14	205,000	219,350
Sempra Energy,				
Sr. Notes	4.62	5/17/07	80,000	79,309
				1,226,061
Packaging & Containers--.5%				
Crown Americas Capital,				
Sr. Notes	7.63	11/15/13	75,000 a	78,000
Crown Americas Capital,				
Sr. Notes	7.75	11/15/15	50,000 a	52,125
Sealed Air,				
Bonds	6.88	7/15/33	120,000 a	119,983
				250,108
Paper & Forest Products--.5%				
Georgia-Pacific,				
Sr. Notes	8.00	1/15/24	55,000	55,756
Sappi Papier,				
Notes	6.75	6/15/12	105,000 a	100,009
Temple-Inland,				
Bonds	6.63	1/15/18	105,000 e	107,403
				263,168
Property-Casualty Insurance--1.5%				
Ace Capital Trust II,				
Bonds	9.70	4/1/30	140,000	186,936
AON,				
Capital Securities	8.21	1/1/27	105,000	120,524
Assurant,				
Sr. Notes	6.75	2/15/34	55,000	57,225
Marsh & McLennan Cos.,				
Sr. Notes	5.38	3/15/07	175,000	174,558
Nippon Life Insurance,				
Notes	4.88	8/9/10	125,000 a	121,253
Phoenix Cos.,				
Sr. Notes	6.68	2/16/08	70,000	70,214
				730,710
Real Estate Investment Trusts--5.0%				
Archstone-Smith Operating Trust,				
Notes	3.00	6/15/08	85,000	81,105
Archstone-Smith Operating Trust,				
Sr. Notes	5.00	8/15/07	75,000	74,618
Arden Realty,				
Notes	5.20	9/1/11	115,000	114,357
Arden Realty,				
Sr. Notes	7.00	11/15/07	60,000	61,733
Boston Properties,				

Sr. Notes	5.63	4/15/15	85,000	83,680
Commercial Net Lease Realty,				
Sr. Notes	6.15	12/15/15	100,000	98,803
Duke Realty,				
Notes	3.50	11/1/07	70,000	68,104
Duke Realty,				
Sr. Notes	6.95	3/15/11	170,000	179,501
EOP Operating,				
Notes	5.13	10/1/10	50,000 c	50,485
EOP Operating,				
Sr. Notes	7.00	7/15/11	195,000	205,399
ERP Operating,				
Notes	4.75	6/15/09	55,000	53,902
ERP Operating,				
Notes	5.13	3/15/16	75,000	71,281
Healthcare Realty Trust,				
Sr. Notes	8.13	5/1/11	225,000	245,875
HRPT Properties Trust,				
Sr. Notes	5.52	3/16/11	250,000 c	250,414
Mack-Cali Realty,				
Notes	5.05	4/15/10	130,000	126,472
Mack-Cali Realty,				
Sr. Notes	5.13	1/15/15	75,000	70,834
Mack-Cali Realty,				
Notes	5.25	1/15/12	55,000	53,521
Regency Centers,				
Sr. Notes	5.25	8/1/15	125,000	119,269
Simon Property,				
Notes	4.60	6/15/10	105,000	101,345
Simon Property,				
Notes	4.88	8/15/10	75,000	73,082
Socgen Real Estate,				
Bonds, Ser. A	7.64	12/29/49	275,000 a,c	282,927
				2,466,707
Residential Mortgage Pass- Through Ctfs.--4.9%				
American General Mortgage Loan				
Trust, Ser. 2006-1, Cl. A1	5.75	12/25/35	144,758 a	144,560
Banc of America Mortgage				
Securities, Ser. 2004-F,				
Cl. 2A7	4.15	7/25/34	334,202 c	324,149
Citigroup Mortgage Loan Trust,				
Ser. 2005-WF2, Cl. AF2	4.92	8/25/35	96,264	95,327
Citigroup Mortgage Loan Trust,				
Ser. 2005-WF1, Cl. A5	5.01	2/25/35	140,000	135,192
Countrywide Alternative Loan Trust,				
Stripped Security, Interest Only Class,				
Ser. 2004-J5, Cl. 1A10	0.75	12/26/06	1,660,799 f	6,273
First Chicago/Lennar Trust,				
Ser. 1997-CHL1, Cl. D	7.58	4/29/39	176,895 a	177,125
Impac CMB Trust,				
Ser. 2005-8, Cl. 2M2	5.57	2/25/36	133,961 c	133,817
Impac CMB Trust,				

Ser. 2005-8, Cl. 2M3	6.32	2/25/36	99,230 c	95,915
Impac Secured Assets CMN Owner Trust, Ser. 2006-1, Cl. 2A1	5.17	5/25/36	70,000 c	70,000
J.P. Morgan Mortgage Trust, Ser. 2005-A1, Cl. 5A1	4.48	2/25/35	74,537 c	72,095
Nomura Asset Acceptance, Ser. 2005-AP1, Cl. 2A5	4.86	2/25/35	200,000	192,597
Nomura Asset Acceptance, Ser. 2005-AP2, Cl. A5	4.98	5/25/35	150,000	144,240
Nomura Asset Acceptance, Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	115,000	111,326
Opteum Mortgage Acceptance, Ser. 2005-1, Cl. A2	4.96	2/25/35	60,528 c	60,560
Structured Asset Mortgage Investments, Ser. 1998-2, Cl. B	6.06	4/30/30	2,074	2,065
Washington Mutual, Ser. 2004-AR7, Cl. A6	3.94	7/25/34	135,000 c	129,523
Washington Mutual, Ser. 2003-AR10, Cl. A6	4.07	10/25/33	203,000 c	197,096
Washington Mutual, Ser. 2004-AR9, Cl. A7	4.17	8/25/34	165,000 c	158,876
Wells Fargo Mortgage Backed Securities Trust, Ser. 2003-1, Cl. 2A9	5.75	2/25/33	150,000	143,984
				2,394,720
Retail--.2%				
May Department Stores, Notes	3.95	7/15/07	45,000	44,073
May Department Stores, Notes	4.80	7/15/09	45,000	44,116
				88,189
State/Territory General Obligation--1.3%				
County of Sacramento California, Bonds, Ser. C-1	0.00	7/10/30	100,000	98,641
Erie County Tobacco Asset Securitization, Asset-Backed Bonds, Ser. E	6.00	6/1/28	175,000	171,622
New York Counties Tobacco Trust III, Pass-Through Ctfs., Ser. B	6.00	6/1/27	180,000	174,247
Tobacco Settlement Authority of Iowa, Asset-Backed Bonds, Ser. A	6.50	6/1/23	170,000	166,967
				611,477
Technology--.1%				
Freescale Semiconductor, Sr. Notes	6.88	7/15/11	70,000	**71,925**
Telecommunications--3.2%				
Deutsche Telekom International Finance, Notes	5.12	3/23/09	475,000 c	475,505
Deutsche Telekom International Finance, Bonds	8.25	6/15/30	80,000 c	95,974
France Telecom,				

Notes	7.75	3/1/11	110,000 c	120,255
Nextel Communications,				
Sr. Notes, Ser. F	5.95	3/15/14	95,000	94,168
Qwest,				
Notes	5.63	11/15/08	70,000 e	69,825
Qwest,				
Sr. Notes	7.88	9/1/11	65,000	69,712
Qwest,				
Sr. Notes	8.16	6/15/13	100,000 c	110,500
Sprint Capital,				
Notes	8.75	3/15/32	190,000	238,243
Telecom Italia Capital,				
Notes	5.16	2/1/11	125,000 c	126,231
Verizon Global Funding,				
Notes	4.88	8/15/07	175,000 c	175,051
				1,575,464
Textiles & Apparel--.2%				
Mohawk Industries,				
Sr. Notes	5.75	1/15/11	95,000	**94,269**
Transportation--.3%				
Ryder System,				
Notes	3.50	3/15/09	130,000	**123,189**
U.S. Government Agencies--1.1%				
Federal National Mortgage				
Association, Notes	5.00	7/25/08	550,000 g	**547,895**
U.S. Government Agencies/Mortgage-Backed--28.2%				
Federal Home Loan Mortgage Corp.:				
4.00%, 10/1/09			97,574	94,677
4.50%, 10/1/09			93,056	91,252
5.00%, 10/1/18			540,612	528,108
6.00%, 7/1/17 - 4/1/33			335,249	336,886
Federal National Mortgage Association:				
4.50%			2,050,000 h	1,959,667
5.00%			3,535,000 h	3,372,232
5.50%			275,000 h	273,367
3.53%, 7/1/10			285,789	266,141
4.06%, 6/1/13			100,000	91,937
5.00%, 7/1/11 - 4/1/19			587,030	575,431
5.50%, 12/1/24 - 1/1/34			1,494,352	1,465,049
6.00%, 2/1/33 - 6/1/33			281,385	281,737
6.50%, 12/1/31 - 11/1/32			495,162	506,526
7.00%, 5/1/32 - 7/1/32			61,764	63,636
Grantor Trust,				
Ser. 2001-T11, Cl. B,				
5.50%, 9/25/11			75,000	75,812
Grantor Trust,				
Ser. 2001-T6, Cl. B, 6.09%,				
5/25/11			275,000	284,259
Government National Mortgage Association I:				
6.50%, 9/15/32			127,682	132,430
8.00%, 2/15/30 - 5/15/30			8,505	9,098
Ser. 2004-43, Cl. A, 2.82%,				

12/16/19	355,804	338,236
Ser. 2003-88, Cl. AC, 2.91%, 6/16/18	249,353	238,085
Ser. 2004-23, Cl. B, 2.95%, 3/16/19	140,000	132,691
Ser. 2004-57, Cl. A, 3.02%, 1/16/19	192,980	184,187
Ser. 2004-97, Cl. AB, 3.08%, 4/16/22	214,113	204,012
Ser. 2003-64, Cl. A, 3.09%, 4/16/24	25,495	24,873
Ser. 2004-9, Cl. A, 3.36%, 8/16/22	113,887	108,472
Ser. 2004-25, Cl. AC, 3.38%, 1/16/23	327,979	313,643
Ser. 2004-77, Cl. A, 3.40%, 3/16/20	199,719	191,683
Ser. 2003-96, Cl. B, 3.61%, 8/16/18	161,712	156,855
Ser. 2004-67, Cl. A, 3.65%, 9/16/17	166,006	161,270
Ser. 2004-108, Cl. A, 4.00%, 5/16/27	119,918	115,672
Ser. 2005-79, Cl. A, 4.00%, 10/16/33	124,163	119,741
Ser. 2005-50, Cl. A, 4.02%, 10/16/26	122,793	118,888
Ser. 2005-29, Cl. A, 4.02%, 7/16/27	165,229	159,392
Ser. 2005-9, Cl. A, 4.03%, 5/16/22	96,012	93,119
Ser. 2005-12, Cl. A, 4.04%, 5/16/21	65,508	63,592
Ser. 2005-42, Cl. A, 4.05%, 7/16/20	144,978	140,981
Ser. 2005-14, Cl. A, 4.13%, 2/16/27	141,212	137,108
Ser. 2004-51, Cl. A, 4.15%, 2/16/18	235,552	229,263
Ser. 2005-32, Cl. B, 4.39%, 8/16/30	150,000	145,763
		13,785,771
U.S. Government Securities--31.0%		
U.S. Treasury Bonds:		
4.50%, 2/15/36	775,000	727,410
5.25%, 11/15/28	255,000	261,913
U.S. Treasury Notes:		
3.50%, 2/15/10	320,000 e	305,150
3.63%, 4/30/07	815,000 e	804,682
4.75%, 3/31/11	13,070,000	13,037,338
4.75%, 5/15/14	10,000	9,916
		15,146,409

Total Bonds and Notes		
(cost $67,342,663)		**66,389,610**

Preferred Stocks--1.4%	**Shares**	**Value ($)**
Banking--.1%		
Sovereign Capital Trust IV,		
Conv., $2.1875	1,400	**63,875**
Diversified Financial Services--.1%		
AES Trust VII,		
Cum. Conv., $3	1,000	**48,625**
Real Estate Investment Trusts--.8%		
Equity Office Properties Trust,		
Cum. Conv., Ser. B, $2.625	7,840	**399,840**
U.S. Government Agencies--.4%		
Federal National Mortgage		
Association, Conv., Ser. 2004-1,		
$5.375	2	**192,136**
Total Preferred Stocks		
(cost $683,261)		**704,476**

Options--.1%	**Face Amount Covered by Contracts ($)**	**Value ($)**
Call Options--.1%		
12-Month Euribor Interest Swap,		
March 2007 @ 4.488	3,395,000	11,586
Dow Jones CDX.EM.4,		
May 2006 @ 1.032	1,055,000	4,220
Dow Jones CDX.EM.4,		
May 2006 @ 1.032	1,300,000	8,060
U.S. Treasury Notes, 4.5%,		
2/15/2016, May 2006 @ 99.25	945,000	1,329
		25,195
Put Options--.0%		
6-Month Euribor Interest Swap,		
November 2006 @ 3.405	855,000	**19,385**
Total Options		
(cost $47,620)		**44,580**

Other Investment--.5%	**Shares**	**Value ($)**
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $268,000)	268,000 ᴵ	**268,000**

Short-Term Investments--.3%	**Principal Amount ($)**	**Value ($)**
Agency Discount Notes--.2%		
Federal National Mortgage		
Association, 4.65%, 6/7/06	75,000	**74,351**
U.S. Treasury Bills--.1%		
4.47%, 5/25/06	55,000	**54,646**
Total Short-Term Investments		
(cost $128,982)		**128,997**

Investment of Cash Collateral for Securities Loaned--5.2%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $2,529,194)	2,529,194 ^l	**2,529,194**
Total Investments (cost $70,999,720)	**143.3%**	70,064,857
Liabilities, Less Cash and Receivables	**(43.3%)**	(21,177,993)
Net Assets	**100.0%**	48,886,864

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2006, these securities amounted to $6,689,726 or 13.7% of net assets.

b   Principal amount stated in U.S. Dollars unless otherwise noted. BRL--Brazilian Real, CHF--Swiss Francs, MXN--Mexican New Peso.

c   Variable rate security--interest rate subject to periodic change.

d   Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.

e   All or a portion of these securities are on loan. At March 31, 2006, the total market value of the fund's securities on loan is $2,438,113 and the total market value of the collateral held by the fund is $2,529,194.

f   Notional face amount shown.

g   Partially held by a broker as collateral for open financial futures positions.

h   Purchased on a forward commitment basis.

l   Investments in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.